Exhibit 99.2

CADBURY SCHWEPPES plc

US EMPLOYEES SHARE OPTION PLAN 2005

1.     Purpose. The purpose of the Cadbury Schweppes plc US Employees Share Option Plan 2005 (the “Plan”) is to encourage and facilitate the ownership of Shares of Cadbury Schweppes plc (the “Company”) by eligible employees of the Company’s United States Subsidiaries. The Board of Directors of the Company (the “Board”) believes that employee participation in ownership will be to the mutual benefit of the employees and the Company. The Plan is intended to constitute an “employee stock purchase plan” within the meaning of section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Plan constitutes a complete amendment and restatement of the Cadbury Schweppes United States and Canada Employee Stock Purchase Plan 1994 and applies to Options granted after August 2, 2005.

2.     Definitions. Terms not otherwise defined herein shall have the meaning set forth below:

(a)     “Accumulation Period” means the period established by the Committee during which Compensation shall be deducted from a Participant’s payroll in respect of an Offering.

(b)     “Committee” means the Board or a committee appointed by the Board to administer the Plan.

(c)     “Compensation” means, with respect to any paycheck, either (i) the portion thereof representing the gross remuneration paid for services rendered, or (ii) the portion thereof representing base salary or regular wages, as determined by the Committee.

(d)     “Control” has the meaning given to it in section 840 of the United Kingdom Income and Corporation Taxes Act 1988;

(e)      “Designated Beneficiary” means the person or persons specified by the Participant on his Enrollment Agreement as being entitled to receive such Participant’s interest in the Plan, in accordance with the terms established in Section 11(b), in the event of the Participant’s death. In the absence of an effective form evidencing a Designated Beneficiary, the Participant’s surviving spouse shall be his Designated Beneficiary, or, if no surviving spouse, the Participant’s surviving issue, by right of representation, or, if none, then the Participant’s estate.

(f)     “Eligible Employee” means an Employee who is eligible to participate pursuant to Section 4(b).

(g)      “Employee” means each individual who is an employee of a United States Subsidiary for purposes of federal tax withholding; provided, however, that the term Employee shall not include any individual (i) who for purposes of section 423(b)(3) of the Code, is deemed to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, or (ii) who is on an approved leave of absence that has exceeded 90 days and whose right to reemployment is not guaranteed either by statute or by contract.

(h)     “Enrollment Agreement” means the document prescribed by the Committee pursuant to which an Eligible Employee has enrolled to be a Participant.

(i)     “Exercise Date” means, with respect to an Offering, the date or dates established by the Committee on which Options are to be exercised, provided, however, that no Exercise Date with respect to an Offering may be set more than (i) 27 months from the Grant Date, where the Exercise Price is set by reference in whole or in part to the Market Value on the Grant Date, or (ii) 5 years from the Grant Date, where the Exercise Price is set solely by reference to the Market Value on the Exercise Date. In addition, with respect to any Participant whose employment with the Company and its subsidiaries has terminated, the Exercise Date with respect to any Option that does not terminate upon such termination of employment shall not occur more than 3 months following such termination (or one year if such termination is on account of death or disability).

(j)     “Exercise Price” means, with respect to an Offering and an ADR, the price at which an ADR shall be purchased on each Exercise Date, which price, or the method for determining the same, shall be set on the Grant Date for such Offering by the Committee; provided, however, that the Exercise Price shall not be less than 85% of the Market Value of an ADR on the (i) Grant Date, or (ii) Exercise Date, whichever is lower and, with respect to an Offering and a Share (which is not an ADR), the price at which that Share shall be purchased on each Exercise Date, which price, or the method for determining the same, shall be set on the Grant Date for such Offering by the Committee, provided, however, that the Exercise Price shall not be less than 85% of the appropriate fraction of the Market Value of an ADR where the appropriate fraction is 1 divided by the number of ordinary shares which an ADR represents.

(k)     “Grant Date” means a date set by the Committee on which Eligible Employees are granted Options; provided that except under circumstances determined by the Board to be exceptional, the Grant Date may be set only during the six week period following the publication of the Company’s interim or full year financial results.

(l)     “Market Value” on a particular date means the closing price of the Company’s ADRs as reported on the New York Stock Exchange on the day preceding such date, or if no such price is reported on such day, the next preceding day on which such price is reported.

(m)     “Offering” means each separate offering to purchase Shares under the Plan, as authorized by the Committee.

(n)     “Option” means the right granted to a Participant to purchase Shares at the Exercise Price.

(o)     “Participant” means each Eligible Employee who elects to participate in the Plan.

(p)     “Share” means an ordinary share of the Company, that, at the election of the Committee, may be in the form of an American Depository Receipt (“ADR”) representing one or more ordinary shares.

(q)     “Stock Purchase Account” means an account established to reflect amounts deducted from a Participant’s Compensation, or other contributions made by a Participant, during an Accumulation Period. At the discretion of the Committee, such account may be an actual interest bearing account established with a financial institution, or may merely be a bookkeeping entry established by the Company or a United States Subsidiary, and such bookkeeping entry shall not represent an interest in any assets of the Company or a United States Subsidiary. In any case, any such account shall record all amounts deducted from a Participant’s Compensation or otherwise contributed by the Participant for the purpose of purchasing Shares for such Participant under the Plan, reduced by all amounts applied to the purchase of Shares for such Participant under the Plan.

(r)     “United States Subsidiary” means a corporation incorporated in any state of the United States that is described in section 424(f) of the Code with respect to the Company and that has, with the permission of the Board, adopted the Plan and which is a subsidiary (within the meaning of section 736 of the United Kingdom Companies Act 1985) of the Company.

3.     Administration.

(a)     The Plan shall be administered by the Committee who shall have the authority and power to adopt, construe, and enforce rules and regulations not inconsistent with the provisions of the Plan. In administering the Plan, the Committee shall ensure that all Eligible Employees have the same rights and privileges, to the extent required under section 423(b)(5) of the Code. Any action of the Committee with respect to the Plan shall be final, conclusive and binding on all persons, including the Company, its United States Subsidiaries, Participants, and any person claiming any rights under the Plan from or through any Participant, except to the extent the Committee may subsequently modify, or take further action not consistent with, its prior action. The Committee may delegate to officers or managers of the Company or its United States Subsidiaries the authority, subject to such terms as the Committee shall determine, to perform such functions as the Committee may determine, to the extent permitted under applicable law.

(b)     Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company, its United States Subsidiaries, the Company’s independent certified public accountants or any compensation consultant, legal counsel or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, or any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on its behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

4.     Offerings, Eligibility and Participation.

(a)     The Committee may, from time to time, authorize Offerings to purchase Shares under the Plan. In connection with its authorization of an Offering, the Committee shall establish the Grant Date, the Exercise Date(s), the Exercise Price, the number of Shares subject to Options, and the Accumulation Period. No Option may be granted after May 21, 2014.

(b)     With respect to an Offering, each individual who is an Employee on the Grant Date shall be eligible to participate in the Plan; provided, however, that with respect to any Offering, the Committee, in its discretion, may exclude such Employees who are described in section 423(b)(4) of the Code.

(c)     Each Eligible Employee may elect to participate in an Offering by completing an Enrollment Agreement at such time as determined by the Committee.

(d)     Unless otherwise determined by the Committee, the Exercise Price shall be funded solely through Compensation deducted from payroll during the Accumulation Period. In an Enrollment Agreement, an Eligible Employee shall designate the amount of Compensation to be deducted from each paycheck, subject to such maximum limit as may be set by the Committee on a uniform basis. Such payroll deductions shall be credited to the Participant’s Stock Purchase Account. Increases or decreases to a Participant’s rate of payroll deduction during an Accumulation Period may be permitted in the discretion of the Committee, based on uniform rules to be established by the Committee.

(e)     Any Participant may voluntarily withdraw from the Plan by filing a notice of withdrawal with the Committee at such time in advance as the Committee may specify. Upon such withdrawal, there shall be paid to the Participant the amount, if any, standing to his credit in his Stock Purchase Account.

(f)     Except as otherwise provided by the Committee, if a Participant ceases to be employed by the Company or a United States Subsidiary other than as a result of the Participant’s death, participation in the Plan shall cease and the entire amount, if any, standing to the Participant’s credit in his Stock Purchase Account shall be refunded to him. To the extent provided by the Committee, if a Participant remains employed by the Company or a United States Subsidiary, but ceases to be an Eligible Employee, he may continue to participate in the Offering then in effect, but may participate thereafter only pursuant to Section 4(b).

(g)     In the event of a Participant’s death, any Shares previously purchased pursuant to the Plan that have not otherwise been delivered to the Participant’s broker or to the Participant in certificate form shall be delivered to the Participant’s Designated Beneficiary in certificate form as soon as practicable following the Participant’s death. Any amount credited to the Participant’s Stock Purchase Account at the time of his death may be applied to the purchase of Shares on the next Exercise Date in accordance with Section 5 and, as soon as practicable thereafter, delivered in certificate form to the Participant’s Designated Beneficiary, along with any residual amount credited to the Stock Purchase Account.

5.     Purchase of Shares. Subject to Section 6, on any Exercise Date, there shall be purchased on behalf of each Participant that number of Shares subject to such Participant’s

Option, or if less, the number of Shares which equals the amount then credited to each Participant’s Stock Purchase Account divided by the Exercise Price (rounded down to the nearest whole Share). Any amounts credited to the Participant’s Stock Purchase Account not applied to the purchase of Shares shall be refunded to the Participant. The Committee may allow a Participant to exercise his or her Option for less than the number of Shares subject to such Option by providing notice in such manner and at such time in advance as the Committee may determine.

6.     Limitations.

(a)     The aggregate number of Shares that may be purchased under the Plan shall not exceed 82 million. Shares delivered to a Participant upon purchase may, at the Company’s discretion, either be newly issued directly from the Company from its authorized but unissued Shares, treasury Shares, Shares acquired by open market purchase on behalf of the Participant, or through an employee trust.

(b)     The nominal amount of Shares over which Options may be granted on any date shall be limited so that it does not exceed 10 per cent of the nominal amount of the Company’s equity share capital on the day preceding the Grant Date less the aggregate of the nominal amounts of:

(1)	Shares issued in respect of awards granted within the previous 10 years under any employee share scheme,

(2)	Shares remaining issuable in respect of awards granted on the same date or within the previous 10 years under any employee share scheme, and

(3)	Shares issued on the same date or within the previous 10 years under any employee share scheme otherwise than in respect of an award.

For these purposes:

(i)	“award” means any right to acquire or receive Shares whether conditional or unconditional;

(ii)	“employee share scheme” means any scheme for employees of the Company and its subsidiaries which has been approved by the Company in general meeting;

(iii)	“equity share capital” has the meaning given to it in section 744 of the United Kingdom Companies Act 1985;

(iv)	“issue” means the allotment and issue of Shares forming part of the authorized but unissued share capital of the Company; and derivative expressions will be construed accordingly;[1]

(v)	no account will be taken of Shares acquired by an employee or former employee (or the personal representatives of such a person) where the Shares are acquired for a price equal to their market value at or about the date of acquisition;

(vi)	subject to (vii), no account will be taken of an award if and to the extent that the Board considers that it will be satisfied by the transfer of existing Shares; and

(vii)	any Shares which are issued or remaining issuable to the trustee of any trust which were used or are to be used to satisfy awards under an employee share scheme must be treated as having been issued or as remaining issuable in respect of those awards unless the Shares were acquired by the trustee pursuant to a rights issue or other opportunity offered to the trustee in respect of Shares held by it and acquired otherwise than by subscription.

(c)     No Eligible Employee shall be granted the right to purchase Shares that would exceed the limitation set forth in section 423(b)(8) of the Code.

(d)     In order to satisfy the foregoing limitations, the Committee shall have the right to (i) decrease or suspend a Participant’s payroll deductions, (ii) reduce the number of Shares subject to Options, (iii) not apply all or any portion of a Participant’s Stock Purchase Account toward the purchase of Shares, and (iv) repurchase Shares previously purchased by a Participant at the Exercise Price paid by the Participant. In respect of Sections 6(a) and 6(b), any such method shall be applied on a uniform basis.

7.     Restrictions on Shares. Shares purchased by a Participant shall, for all purposes, be deemed to have been issued at the close of business on the relevant Exercise Date. Prior to that time, none of the rights or privileges of a stockholder of the Company shall inure to the Participant with respect to such Shares. All Shares purchased under the Plan shall be delivered by the Company in a manner as determined by the Committee. The Committee shall have the authority to determine the restrictions, if any, to which Shares shall be subject (including lock-ups and other transfer restrictions), and may condition the delivery of the Shares upon the execution by the Participant of any agreement providing for such restrictions and/or require that the Shares be held in a brokerage or custodial account established with a broker or other custodian selected by the Committee in order to enforce such restrictions.

1	The Company has undertaken to treat Treasury shares as new issue shares for the purposes of this limit so long as required by the guidelines of the Association of British Insurers.

8.     Change in Control and Liquidation

(a)      If any person (either alone or together with any person acting in concert with him):

(1)	obtains Control of the Company; or

(2)	having such Control, makes a general offer to acquire all the Shares (other than those which are already owned by him and/or any person acting in concert with him),

each Participant may elect to have the amount then credited in his Stock Purchase Account applied to purchase Shares at the Exercise Price at any time within the period of six months following such change of Control or, as the case may be, the making of such offer or until the day prior to the Exercise Date if shorter.

(b)      Where Section 8(a) applies and the person, as a result of obtaining Control or of making the offer, becomes entitled to give notice in the manner prescribed by section 429 of the United Kingdom Companies Act 1985 to the holders of Shares, then all unexercised Options shall, subject to Section 9, expire on the later of:

(1)	the date on which that notice is given, and

(2)	the date which is two months after the change of Control or, as the case may be, the making of the offer.

(c)      If under section 425 of the United Kingdom Companies Act 1985 the court sanctions a compromise or arrangement between the Company and its members proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, then:

(1)	each Participant may elect to have the amount then credited in his Stock Purchase Account applied to purchase Shares at the Exercise Price at any time and from time to time in the period starting with the date upon which the compromise or arrangement is sanctioned by the court and ending with the date upon which it becomes effective or until the day prior to the Exercise Date if shorter, and

(2)	upon the compromise or arrangement becoming effective, all unexercised Options shall, subject to Section 9, expire.

(d)      If an effective resolution is passed for the voluntary winding-up of the Company, each Participant may forthwith and until the expiration of the period of 60 days after the passing of the resolution (or, if shorter, until the day prior to the Exercise Date) elect to have the amount then credited in his Stock Purchase Account applied to purchase Shares at the Exercise Price and at the end of that period all Options shall, subject to Section 9, expire. Where a Participant exercises his Option in accordance with this Section 8(d), he shall be entitled to share in the assets of the Company with existing holders of Shares in the same manner as he would have been entitled had the Shares been registered in his name before the resolution was passed. Subject to this Section 8(d) and to Section 9, all unexercised Options shall automatically expire in the event of an effective resolution being passed or an order being made for the winding-up of the Company.

(e)      If the Participant does not elect to exercise his Options in accordance with this Section 8 and his Options expire as provided in this Section 8 or he does not elect to have the whole of the amount then credited in his Stock Purchase Account applied in purchasing Shares, a refund of the balance in his Stock Purchase Account shall be made.

9.     Substitute Options Following a Change in Control

(a)      This Section 9 applies where a company (an “Acquiring Company”):

(1) obtains Control of the Company as a result of making:

	(i)	a general offer to acquire the whole of the issued share capital of the Company (other than that which is already owned by it and/or by its Holding Company (which expression has for the purposes of this Section 9 the meaning given to it by section 736 of the United Kingdom Companies Act 1985) and/or by the subsidiaries of it or of its Holding Company) made on a condition such that if it is satisfied the Acquiring Company will have Control of the Company, or

	(ii)	a general offer to acquire all the Shares (or such of the Shares as are not already owned by it and/or by its Holding Company and/or by the subsidiaries of it or of its Holding Company), or

(2)	obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 425 of the United Kingdom Companies Act 1985, or

(3)	becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the United Kingdom Companies Act 1985.

(b)      Subject to the conditions referred to in Section 9(c), a Participant may, at the discretion of the Acquiring Company, within the period referred to in Section 9(d) release his option (the "Old Option") in consideration of the grant to him of an option (the "New Option") over shares in the Acquiring Company or some other company falling within paragraph 18(b) or paragraph 18(c) of Schedule 3 to the United Kingdom Income Tax (Earnings and Pensions) Act 2003.

(c)      The total market value (determined in accordance with Part VIII of the United Kingdom Taxation of Chargeable Gains Act 1992) of the Shares subject to the Old Option immediately before its release must be equal to the total market value (as so determined) immediately after the grant of the New Option of the shares in respect of which the New Option is granted (or the terms of the release and grant must otherwise be reasonably comparable). In addition, the aggregate exercise price payable by the Participant upon the exercise in full of his New Option must be equal to the aggregate Exercise Price which would have been payable by him had he exercised his Old Option in full at the time of the release.

(d)      In a case falling within Section 9(a)(1), the period during which the Old Option may be released for a New Option is six months beginning with the time when the Acquiring Company obtains Control of the Company and any condition subject to which the offer is made is satisfied or waived. In a case falling within Section 9(a)(2), the period is six months beginning with the time when the court sanctions the compromise or arrangement. In a case falling within Section 9(a)(3), it is the period during which the Acquiring Company remains so bound or entitled to acquire shares in the Company.

(e)      Where a Participant is granted a New Option in consideration of the release of his Old Option in accordance with this Section 9:

(1)      the New Option shall be exercisable in the same manner as the Old Option;

(2)      the New Option shall be subject to the provisions of the Plan as it had effect in relation to the Old Option immediately before the release; and

(3)      with effect from the release, the provisions of this Plan shall in relation to the New Option be construed as if references to Shares were references to the shares in respect of which the New Option is granted and as if references to the Company were references to the company in respect of whose shares the New Option is granted.

10.     Adjustments

(a)     In the event that the Committee shall determine that any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or exchange of Shares or other securities, stock dividend or other special, large and non-recurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the limitations on the number of Shares that may be purchased under Section 6(a), (ii) the kind of Shares reserved for purchase under the Plan, and (iii) the Exercise Price and number and kind of Shares subject to outstanding Options.

(b)     If the Shares shall cease for any reason to be listed on any nationally recognized stock exchange or quotation system in the United States, unless otherwise determined by the Committee, the Plan, any Offering hereunder, and all outstanding Options, shall thereupon terminate, and the balance then standing to the credit of each Participant in his Stock Purchase Account shall be returned to him.

11.     General Provisions

(a)     Compliance with Laws and Obligations. The Company shall not be obligated to issue or deliver Shares under the Plan in a transaction subject to the requirements of any applicable securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system or any other law, regulation or contractual obligation of the Company or any United States Subsidiary until the Company is satisfied that such laws, regulations, and other obligations of the Company or any United States Subsidiary have been complied with in full. Certificates representing Shares issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations and other obligations of the Company or any United States Subsidiary, including any requirement that a legend or legends be placed thereon.

(b)     Nonalienation. Each Option is personal to the Participant to whom it is granted, is exercisable only by the Participant during his lifetime, and may not be assigned or otherwise transferred by the Participant, except in the event of a Participant’s death, as provided in Section 4(g).

(c)     Taxes. The Company or any United States Subsidiary shall be entitled to require any Participant to remit, through payroll withholding or otherwise, any tax that it determines it is so obligated to collect with respect to the purchase or subsequent sale of Shares, and the Committee shall institute such mechanisms as shall insure the collection of such taxes. If Shares acquired with respect to an Offering are sold or otherwise disposed of within two years after the Grant Date or within one year after the Exercise Date, the holder of the Shares immediately prior to the disposition shall promptly notify the Company in writing of the date and terms of the disposition and shall provide such other information regarding the disposition as the Company may reasonably require in order to secure any deduction then available against the Company’s or any other corporation’s taxable income. The Committee may impose such procedures as it determines may be necessary to ensure that such notification is made (e.g., by requiring that Shares be held in a brokerage or custodial account established with a broker or other custodian selected by the Committee).

(d)     No Right to Continued Employment or Service. Neither the Plan nor any action taken hereunder shall be construed as giving any employee, director or other person the right to be retained in the employ or service of the Company or any United States Subsidiary, nor shall it interfere in any way with the right of the Company or any United States Subsidiary to terminate any employee’s employment or other person’s service at any time or with the right of the Board or stockholders to remove any director.

(e)     Changing the Plan. The Committee may from time to time amend or add to the Plan:

(1)	to take account or advantage of changes in applicable legislation; or

(2)	to obtain or keep favourable tax, exchange control or regulatory treatment for Participants or for the Company or any of its subsidiaries; or

(3)	if the amendments or additions are minor and are made to benefit the administration of the Plan.

Except to this extent, no amendment or addition shall, without the approval of the Company’s stockholders in a general meeting, be made which is to the advantage of employees or Participants if such an amendment to a corresponding provision in the Cadbury Schweppes Savings-Related Share Option Scheme 1982 would require such approval. Without the consent of an affected Participant, no amendment or addition may materially impair the rights of such Participant with respect to any Shares previously purchased by the Participant.

(f)     Ending or suspending the Plan. The Board may suspend, discontinue or terminate the Plan without the consent of stockholders or Participants, provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant with respect to any Shares previously purchased by the Participant. Upon termination of the Plan, all outstanding Options will terminate, and any amounts then credited to a Participant’s Stock Purchase Account shall be returned to the Participant.

(g)     Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor any submission of the Plan or amendments thereto to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including, without limitation, the granting of stock options or purchase rights otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h)     Governing Law. The validity, construction and effect of the Plan, any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws, and applicable federal law.